Exhibit 99.1

SPORTRADAR REPORTS FOURTH QUARTER AND FULL YEAR 2023 RESULTS

Delivered record results, growing revenue 20% and Adjusted EBITDA 33% for fiscal 2023

Targeting strong outlook in 2024 of at least 20% growth in revenue and Adjusted EBITDA

Authorizes $200 million Share Repurchase Program

ST. GALLEN, Switzerland, March 20, 2024 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology Company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its fourth quarter and year ended December 31, 2023.

Carsten Koerl, Chief Executive Officer of Sportradar, said: “2023 was another dynamic and successful year for the Company delivering our 3rd consecutive year of more than 20% revenue growth, improved profitability, and margin expansion. We are pleased with our growth momentum, fueled by our best-in-class content portfolio, innovative product roadmap and technology capabilities. For 2024, we plan to continue to scale our business globally, targeting at least 20% growth in revenue and adjusted EBITDA. Given our market leadership and confidence in the long-term profitability and cashflow outlook for the Company, we have authorized a $200 million share buyback program. We remain laser focused on disciplined execution of our growth strategy and delivering tremendous value for our clients and our shareholders.”

Full Year 2023 and Recent Highlights, Annual Outlook

•	Revenue for the full year of 2023 increased 20% to €877.6 million compared with the prior year, driven by 20% growth from Rest of World Betting and 30% growth from the U.S. Full year revenue was at the upper end of the Company’s 2023 annual outlook range of €870.0 million to €880.0 million.

•	Total profit from continuing operations for the full year 2023 was €34.6 million compared with €10.5 million for the prior year. Adjusted EBITDA[1] for the full year of 2023 increased 33% to €166.8 million compared with the prior year and was at the upper end of the Company’s 2023 annual outlook range of €162.0 to €167.0 million.

•	Total Profit from continuing operations, as a percentage of revenue, for the full year 2023 was 4% compared with 1% for the prior year. Adjusted EBITDA margin[1] for 2023 increased over 177 bps to 19% compared to 2022, primarily driven by strong operating leverage from sport rights and personnel costs.

•	Cash and cash equivalents grew to €277.2 million as of December 31, 2023, and total liquidity available for use on December 31, 2023, including undrawn credit facilities was €497.2 million.

•	Authorized a $200 million share buyback program given the confidence in the long-term outlook and ability to generate significant excess capital going forward.

•	The Company reiterated that it expects to deliver at least 20% year-over-year growth in revenue and Adjusted EBITDA[1] in fiscal 2024. Please see the "Annual Financial Outlook" section of this press release for further details.

Fourth Quarter 2023 Financial Highlights

•	Revenue in the fourth quarter of 2023 increased 22% to €252.6 million compared with the fourth quarter of 2022 with growth across all segments.

•	Total Profit from continuing operations for the fourth quarter of 2023 was €23.2 million compared to a loss of €33.3 million for the same quarter last year. The Company’s Adjusted EBITDA[1] for the same period increased 13% to €39.5 million compared with the fourth quarter of 2022, primarily due to strong revenue growth.

1 Non-IFRS financial measure or operating metric; see “Non-IFRS Financial Measures and Operating Metric” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

•	Total Profit from continuing operations, as a percentage of revenue, for the fourth quarter of 2023 was 9% compared with (16)% for the same quarter last year. Adjusted EBITDA margin[1] was 16% in the fourth quarter of 2023, compared with 17% in the prior year period.

•	The Company’s customer Net Retention Rate[1] (NRR) was 111% in the fourth quarter of 2023, demonstrating the Company’s strength in cross selling and upselling to its clients.

•	As of December 31, 2023, Sportradar had total liquidity of €497.2 million including cash and cash equivalents of €277.2 million and an undrawn credit facility of €220.0 million.

Key Financial and Operating Metrics

	Q4	Q4	Change	FY	FY	Change
In millions, in Euros €	2023	2022	%	2023	2022	%
Revenue	252.6	206.3	22%	877.6	730.2	20%
Profit (loss) for the period from continuing operations	23.2	(33.3)	170%	34.6	10.5	230%
Profit (loss) for the period from continuing operations as a percentage of revenue	9%	(16)%	+2,530 bps	4%	1%	+251 bps
Adjusted EBITDA[1]	39.5	35.1	13%	166.8	125.8	33%
Adjusted EBITDA margin[1]	16%	17%	-136 bps	19%	17%	+177 bps
Net Retention Rate[1]	111%	119%	-717 bps	111%	119%	-717 bps

Recent Company Highlights

•	Sportradar launched a landmark product suite, ATP Service+, as a result of the Company winning the ATP global betting and media data rights. Sportradar and ATP are now working together to drive the commercial growth of tennis and enhance fan engagement.

•	Sportradar entered into agreements with NASCAR, the South American Football Confederation (CONMEBOL) and Bundesliga, Germany’s premiere soccer league, for exclusive global data rights.

•	Sportradar extended agreements with BetMGM and Caesars Sportsbook for official NBA data. For the first time, Sportradar will provide these sportsbooks with products and services that leverage NBA optical tracking data as a result of its exclusive partnership with the NBA. This will enable sportsbooks to grow their proposition markets, same-game parlays, as well as in-play betting markets.

•	Sportradar was selected by the Taiwan Sports Lottery Company, Ltd. to power its Sports Lottery with a customized omnichannel sportsbook and player management solution. As part of a consortium, Sportradar will operate the Sports Lottery through 2033 using the Company’s ORAKO end-to-end sportsbook and player account management system.

•	Alpha Odds, Sportradar’s automated odds recalculation tool, launched delivering an average profit increase of 10% for clients in 2023.

•	FanID, which connects rights holders and brands with sports fans launched as the first solution in the market with a data clean room to tackle the demise of third-party cookies.

•	Sportradar received several industry recognitions, including Best Live Streaming Supplier at EGR B2B Awards 2023, Marketing & Services Provider of the Year at SBC Awards 2023 and Sports Betting Provider of the Year at Sigma Asia Awards 2023. Additionally, Sportradar was included on Business Insider’s “Leaders in AI 100” list.

Segment Information

RoW Betting

•	Segment revenue in the fourth quarter of 2023 increased by 25% to €132.0 million compared with the fourth quarter of 2022. Growth was driven primarily by increased sales of the Company’s MBS solution, which grew 48% year-over-year as sports outcomes normalized and the contribution from the Taiwanese Sports Lottery Company. Our Live Odds Services also grew 21%.

•	Segment Adjusted EBITDA[1] in the fourth quarter of 2023 increased by 19% to €55.0 million compared with the fourth quarter of 2022. Segment Adjusted EBITDA margin[1] decreased to 42% compared with the fourth quarter of 2022 mainly due to higher operating costs.

RoW Audiovisual (AV)

•	Segment revenue in the fourth quarter of 2023 increased by 20% to €50.0 million compared with the fourth quarter of 2022. Revenue growth was driven by the addition of new CONMEBOL and NBA rights and uplift to services to existing and new clients.

•	Segment Adjusted EBITDA[1] in the fourth quarter of 2023 was €11.2 million. Segment Adjusted EBITDA margin[1] decreased to 22% from 28% compared with the fourth quarter of 2022 mainly due to increased sport right costs.

United States

•	Segment revenue in the fourth quarter of 2023 increased by 28% to €52.7 million compared with the fourth quarter of 2022. Results were primarily driven by strong market performance, including initial contributions from our NBA deal and the uplift from selling additional services to new and existing clients.

•	Segment Adjusted EBITDA[1] in the fourth quarter of 2023 was a loss of €1.5 million compared with a profit of €4.3 million in the fourth quarter of 2022 due to the step-up costs of the new NBA deal. Segment Adjusted EBITDA margin[1] was (3)% compared with 11% in the fourth quarter of 2022.

Costs and Expenses

•	Purchased services and licenses in the fourth quarter of 2023 increased by €9.5 million to €57.8 million compared with the fourth quarter of 2022, reflecting one-time set up costs for the Taiwan Lottery deal and higher investments in external development and product delivery costs. Of the total purchased services and licenses, approximately €9.8 million was expensed sport rights.

•	Personnel expenses in the fourth quarter of 2023 increased 10% to €88.8 million, compared with the fourth quarter of 2022. The increase was driven by increased headcount and costs related to the Company's strategic re-alignment initiatives.

•	Other Operating expenses in the fourth quarter of 2023 decreased 30% to €24.4 million compared with the fourth quarter of 2022, primarily driven by non-recurring litigation costs that occurred in the fourth quarter of 2022.

•	Total sport rights costs in the fourth quarter of 2023 increased by 51% to €75.1 million compared with the fourth quarter of 2023, primarily a result of the new NBA deal.

The tables below show the information related to each reportable segment for the three-month periods and years ended December 31, 2023, and 2022.

	Three Months Ended December 31, 2023
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	132,007	50,042	52,739	234,788	17,798	252,586
Segment Adjusted EBITDA	55,037	11,156	(1,532)	64,661	1,957	66,618
Unallocated corporate expenses[2]						(27,077)
Adjusted EBITDA[1]						39,541
Adjusted EBITDA margin[1]	42%	22%	(3)%	28%	11%	16%

	Three Months Ended December 31, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	105,923	41,768	41,153	188,844	17,444	206,288
Segment Adjusted EBITDA	46,282	11,883	4,333	62,498	(881)	61,617
Unallocated corporate expenses[2]						(26,508)
Adjusted EBITDA[1]						35,109
Adjusted EBITDA margin[1]	44%	28%	11%	33%	(5)%	17%

	Year Ended December 31, 2023
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	466,823	182,196	165,512	814,531	63,090	877,621
Segment Adjusted EBITDA	209,562	52,211	18,893	280,666	(6,328)	274,338
Unallocated corporate expenses[2]						(107,538)
Adjusted EBITDA[1]						166,800
Adjusted EBITDA margin[1]	45%	29%	11%	34%	(10)%	19%

	Year Ended December 31, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	389,092	160,522	127,442	677,056	53,132	730,188
Segment Adjusted EBITDA	182,439	46,494	(4,141)	224,792	(13,348)	211,444
Unallocated corporate expenses[2]						(85,598)
Adjusted EBITDA[1]						125,846
Adjusted EBITDA margin[1]	47%	29%	(3)%	33%	(25)%	17%

2 Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

Share Buyback Program

The Board of Directors has approved a $200 million share buyback program given the strong business fundamentals and confidence in the Company’s long-term profitability and cash flow outlook. The Company anticipates commencing purchases under the program when its next trading window opens, which is following the reporting of Q1 2024 earnings results.

2024 Annual Financial Outlook

Sportradar is targeting fiscal 2024 outlook for revenue and Adjusted EBITDA1 as follows:

•	Revenue of at least €1,050 million, representing year-on-year growth of at least 20%.

•	Adjusted EBITDA[1] of at least €200 million, representing year-on-year growth of at least 20%.

•	Adjusted EBITDA margin[1] of approximately 19%.

•	Guidance assumes a Euro to USD exchange rate of 1.07.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the fourth quarter 2023 results today, March 20, 2024, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

Christin Armacost, CFA

investor.relations@sportradar.com

Media:

Sandra Lee

comms@sportradar.com

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin, as well as our operating metric, Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of sport rights), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), remeasurement of previously held equity-accounted investee (NSoft), professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, and a one-time charitable donation for Ukrainian relief activities.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sport rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

In addition, we define the following operating metric as follows:

•	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2024. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; pandemics, such as the global COVID-19 pandemic, could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Continuing operations
Revenue	252,586	206,288	877,621	730,188
Purchased services and licenses (excluding depreciation and amortization)	(57,836)	(48,385)	(205,876)	(175,997)
Internally-developed software cost capitalized	8,636	4,605	28,301	17,730
Personnel expenses	(88,808)	(81,010)	(326,031)	(265,984)
Other operating expenses	(24,443)	(34,916)	(89,443)	(95,891)
Depreciation and amortization	(78,210)	(51,481)	(206,362)	(184,813)
Impairment (loss) income on trade receivables, contract assets and other financial assets	(1,652)	255	(6,179)	(1,552)
Remeasurement of previously held equity-accounted investee	-	-	-	7,698
Share of loss of equity-accounted investees	-	(2,818)	(3,699)	(4,082)
Gain (Loss) related to disposal of equity-accounted investee	14	-	(13,604)	-
Impairment loss on goodwill and intangible assets	-	-	(9,854)	-
Foreign currency gains (losses), net	26,919	(13,168)	23,205	26,690
Finance income	3,067	2,535	12,848	5,250
Finance costs	(16,059)	(12,001)	(33,731)	(41,447)
Net income (loss) before tax	24,214	(30,096)	47,196	17,790
Income tax expense	(1,027)	(3,187)	(12,551)	(7,299)
Profit (loss) for the period from continuing operations	23,187	(33,283)	34,645	10,491
Discontinued operations
Loss from discontinued operations, net of tax	(300)	-	(751)	-
Profit (loss) for the period	22,887	(33,283)	33,894	10,491
Other Comprehensive Income (Loss)
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(786)	741	(874)	2,192
Related deferred tax expense (benefit)	119	(123)	130	(333)
	(667)	618	(744)	1,859
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the Company	(6,716)	(13,183)	(3,654)	1,989
Foreign currency translation adjustment attributable to non-controlling interests	(20)	(21)	(37)	10
	(6,736)	(13,204)	(3,691)	1,999
Other comprehensive income (loss) for the period, net of tax	(7,403)	(12,586)	(4,435)	3,858
Total comprehensive income (loss) for the period	15,484	(45,869)	29,459	14,349

Profit (loss) attributable to:
Owners of the Company	23,409	(32,745)	34,655	10,891
Non-controlling interests	(522)	(538)	(761)	(400)
	22,887	(33,283)	33,894	10,491
Total comprehensive income (loss) attributable to:
Owners of the Company	16,027	(45,310)	30,257	14,739
Non-controlling interests	(543)	(559)	(798)	(390)
	15,484	(45,869)	29,459	14,349

Profit (loss) for the period per Class A shares attributable to owners of the Company
Basic	0.08	(0.11)	0.12	0.04
Diluted	0.07	(0.10)	0.11	0.03
Profit (loss) for the period per Class B shares attributable to owners of the Company
Basic	0.01	(0.01)	0.01	0.00
Diluted	0.01	(0.01)	0.01	0.00

Weighted-average number of shares (in thousands)
Weighted-average number of Class A shares (basic)	209,822	206,534	207,517	206,548
Weighted-average number of Class A shares (diluted)	228,050	221,923	226,646	222,167
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671	903,671	903,671

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	277,174	243,757
Trade receivables	71,246	63,412
Contract assets	60,869	50,482
Other assets and prepayments	33,252	42,913
Income tax receivables	6,527	1,631
	449,068	402,195
Non-current assets
Property and equipment	72,762	37,887
Intangible assets and goodwill	1,697,331	843,632
Equity-accounted investee	-	33,888
Other financial assets and other non-current assets	11,806	44,445
Deferred tax assets	16,383	27,014
	1,798,282	986,866
Total assets	2,247,350	1,389,061
Current liabilities
Loans and borrowings	9,586	7,361
Trade payables	259,667	204,994
Other liabilities	55,724	65,268
Contract liabilities	26,595	23,172
Income tax liabilities	4,542	8,693
	356,114	309,488
Non-current liabilities
Loans and borrowings	40,559	15,484
Trade payables	908,499	264,665
Contract liabilities	39,526	5,252
Other non-current liabilities	8,500	10,695
Deferred tax liabilities	21,315	26,048
	1,018,399	322,144
Total liabilities	1,374,513	631,632

Ordinary shares	27,421	27,323
Treasury shares	(2,322)	(2,705)
Additional paid-in capital	653,840	590,191
Retained earnings	173,629	117,155
Other reserves	15,226	19,624
Equity attributable to owners of the Company	867,794	751,588
Non-controlling interest	5,043	5,841
Total equity	872,837	757,429
Total liabilities and equity	2,247,350	1,389,061

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Years ended December 31,
	2023	2022
OPERATING ACTIVITIES:
Profit for the year	33,894	10,491
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	12,551	7,299
Interest income	(7,683)	(5,250)
Interest expense	31,451	40,036
Impairment income on financial assets	—	(5)
Remeasurement of previously held equity-accounted investee	—	(7,698)
Other financial expenses (income)	(2,885)	1,411
Foreign currency gains, net	(23,205)	(26,690)
Amortization and impairment of intangible assets	201,620	172,831
Depreciation of property and equipment	14,596	11,982
Equity-settled share-based payments	41,177	28,299
Share of loss of equity-accounted investees	3,699	4,082
Loss on disposal of equity-accounted investee	13,604	—
Other	(3,790)	(3,178)
Cash flow from operating activities before working capital changes, interest and income taxes	315,029	233,610
Increase in trade receivables, contract assets, other assets and prepayments	(16,100)	(53,519)
Increase (Decrease) in trade and other payables, contract and other liabilities	(1,477)	32,159
Changes in working capital	(17,577)	(21,360)
Interest paid	(30,528)	(33,591)
Interest received	7,677	5,091
Income taxes paid	(15,956)	(15,673)
Net cash from operating activities	258,645	168,077

INVESTING ACTIVITIES:
Acquisition of intangible assets	(185,493)	(154,266)
Acquisition of property and equipment	(14,786)	(8,288)
Acquisition of subsidiaries, net of cash acquired	(12,844)	(56,245)
Acquisition of financial assets	(3,716)	—
Proceeds from disposal of equity-accounted investee	15,172	—
Proceeds from disposal of subsidiaries	778	—
Proceeds from sale of intangible assets	154	—
Contribution to equity-accounted investee	-	(27,873)
Collection of loans receivable	41	208
Issuance of loans receivable	(935)	—
Collection of deposits	623	—
Payment of deposits	(1,084)	(103)
Net cash used in investing activities	(202,090)	(246,567)

FINANCING ACTIVITIES:
Payment of lease liabilities	(7,983)	(5,958)
Principal payments on bank debt	(620)	(420,685)
Purchase of treasury shares	(9,022)	(3,837)
Acquisition of non-controlling interests	—	(28,245)
Transaction costs related to borrowings	—	(1,100)
Change in bank overdrafts	(7)	(23)
Net cash used in from financing activities	(17,632)	(459,848)

Net increase (decrease) in cash and cash equivalents	38,923	(538,338)
Cash and cash equivalents as of January 1,	243,757	742,773
Effects of movements in exchange rates	(5,506)	39,322
Cash and cash equivalents as of December 31,	277,174	243,757

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit (loss) for the period from continuing operations:

	Three Months Ended December 31,		Year Ended December 31,
in €'000	2023	2022	2023	2022
Profit (loss) for the period from continuing operations	23,187	(33,283)	34,645	10,491
Finance income	(3,067)	(2,535)	(12,848)	(5,250)
Finance costs	16,059	12,001	33,731	41,447
Depreciation and amortization	78,210	51,481	206,362	184,813
Amortization of sport rights	(65,331)	(39,407)	(160,017)	(140,200)
Foreign currency (gains) loss, net	(26,919)	13,168	(23,205)	(26,690)
Share based compensation	8,283	8,602	39,712	28,637
Management restructuring costs	8,005	5,528	8,005	5,528
Litigation costs	-	12,899	-	19,045
Loss (gain) related to equity-accounted investee[1]	(14)	2,818	17,303	3,985
Impairment loss on goodwill and intangible assets	-	-	9,854	-
Impairment loss (gain) on other financial assets	-	(163)	202	(5)
Remeasurement of previously held equity-accounted investee	-	-	-	(7,698)
Professional fees for SOX and ERP implementations	101	813	505	4,298
One-time charitable donation for Ukrainian relief activities	-	-	-	146
Income tax expense	1,027	3,187	12,551	7,299
Adjusted EBITDA	39,541	35,109	166,800	125,846

1 Losses for the year ended December 31, 2023 are comprised of €3.7 million share of loss in SportTech AG and €13.6 million loss on disposal of investment in SportTech AG.

The most directly comparable IFRS measure of Adjusted EBITDA margin is profit (loss) for the period from continuing operations as a percentage of revenue as disclosed below:

	Three Months Ended December 31,		Year Ended December 31,
in €’000	2023	2022	2023	2022
Profit (loss) for the period from continuing operations	23,187	(33,283)	34,645	10,491
Revenue	252,586	206,288	877,621	730,188
Profit (loss) for the period from continuing operations as a percentage of revenue	9%	(16)%	4%	1%